NEWS RELEASE

RepliCel Life Sciences Appoints One of Japan’s Foremost Regenerative Medicine Industry Business Leaders as Strategic Advisor

Kunihiko Suzuki, one of the leading pioneers in Japan’s emerging regenerative medicine industry, commits to a role as Senior Strategic Advisor to RepliCel’s Board of Directors

VANCOUVER, BC, CANADA – 12 October 2021 – RepliCel Life Sciences Inc. (OTCQB: REPCF) (TSXV: RP) (FRA:P6P2) (“RepliCel” or the “Company”), a company developing next-generation technologies in aesthetics and orthopedics, is pleased to announce that Kunihiko Suzuki has agreed to accept an appointment as a Senior Strategic Advisor to its Board of Directors with a particular focus on building the Company’s enterprise in Japan.

“We are delighted to have someone of Mr. Suzuki’s industry stature contributing his strategic advice, expertise, and network to the value we aim to create in our Japanese therapeutic product pipeline and enterprise,” stated RepliCel’s President and CEO, R. Lee Buckler. “Kunihiko is a long-time industry colleague and I am thrilled he has come available to assist us through what is a critical time in the execution of our programs in Japan. I know his contributions will bring unparalleled value to us hitting our milestones over the next 24 months.”

The Company, working with industry leaders, CJ Partners, and clinical research organization, Accerise, is currently preparing to support the next-phase clinical research studies of its skin rejuvenation cell therapy (RCS-01) and tendon regeneration cell therapy (RCT-01) in Japan under the Act for Safety of Regenerative Medicine (ASRM) which, upon successfully meeting its endpoints, could lead to a commercial launch of the products in Japan.

About Kunihiko Suzuki, MBA

Kunihiko Suzuki is one of business leaders in Regenerative Medicine/Cell & Gene Therapy (RM/CGT) space in Japan. Kunihiko started his business career at US oil company in Tokyo/Kyoto and spent circa. 20 years at one of Japan’s leading financial institutions doing investment banking in Tokyo, commercial banking in London and trust banking in Luxembourg. He moved into the RM/CGT sector in 2006 as one of management team (Member of the Board, CBO, CEO and other positions) of MEDINET Co., Ltd., one of the earliest companies focused on immune-cell therapies and contract development and manufacturing (CDMO) services.

Additionally, Kunihiko was one of the founding committee members of Japan’s industry association, the  Forum for Innovative Regenerative Medicine (FIRM) which acts as the nation’s industry advocacy group, similar to the US-based Alliance for Regenerative Medicine (ARM).  He has been a Member of the Board and Vice Chair of FIRM since 2014 and, in April 2021, was invited be a leader of FIRM’s Specific Cell-based Products Working Group.

1 | Page

In April 2020, Kunihiko became a Member of the Bio-Industry Subcommittee of the Commerce, Distribution and Information Committee for the Industrial Structure Council of Japan’s METI (Ministry of Economy, Trade and Industry) to issue the report, “Fifth Industrial Revolution” cultivated with Biotechnology.  Recently Kunihiko was also a Co-Chair of Organising Committee for the ISCT Melbourne 2019 Annual Meeting as well as the ISCT Regional Treasurer, Asia for the 2020-2023 term.

In December 2020, Kunihiko became an Advisor to Cyfuse Biomedical K.K., a company producing regenerative medical products with its own unique 3D bio-printing technology (the KENZAN method), and was appointed to Cyfuse’s Board of Directors in March 2021.  In May 2021, Kunihiko became an associate member of the advisory firm Cell One Partners, based in New York, charged with advising clients related to their RM/CGT activities in Japan/Asia markets.

Kunihiko holds an M.A. in Economics from Waseda University and an MBA from Keio University.

About RepliCel’s First-in-Japan Strategy

RepliCel was one of the first foreign regenerative medicine companies to have a Japanese partnership in 2013.  In 2015 RepliCel was one of the first foreign regenerative medicine companies to initiate a consultation process, under the new regulations for regenerative medicine products, with Japan’s PMDA (Pharmaceuticals and Medical Device Agency). In 2016, RepliCel’s licensee, Shiseido Company, was one of the first companies to fund and manufacture a product for use in a clinical study under the newly legislated Act for the Safety of Regenerative Medicine (ASRM).

RepliCel aims to be one of the first foreign regenerative medicine companies based outside of Asia to directly engage in a clinical study of a cell therapy product under the ASRM regulatory pathway to commercialization. RepliCel will also be one of the first such companies to apply for certification of a manufacturing facility outside of Asia for the production of a cell therapy product to be imported for use in a clinical study governed by the ASRM regulations.

About RepliCel's Programs in Japan

RepliCel is currently preparing for the clinical testing and commercialization of three additional technologies in Japan.  These include two cell therapies - one for skin rejuvenation and one for tendon regeneration - and a next-generation dermal injector for aesthetic treatments involving a wide variety of injectable substances including cells, PRP, muscle paralysis toxins, fillers, enzymes, drugs, other biologics, etc.

The RepliCel cell therapy technology which is the subject of active, ongoing partnership discussions in Japan has already been the subject of two successfully completed consultations with Japan's Pharmaceutical and Medical Devices Agency (PMDA). Planning for clinical research studies under Japan's Act for the Safety of Regenerative Medicines (ASRM) is already underway. Manufacturing of the clinical product will be performed by a Japanese-owned contract manufacturer preparing now for PMDA-certification under Japan's Ministry of Health, Labour, and Welfare (MHLW) applicable guidelines. Conduct of the clinical research studies will be managed by a high-quality Japanese clinical research organization.

2 | Page

About RepliCel Life Sciences

RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun-damaged skin, pattern baldness, and chronic tendon degeneration.  These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function.

Headquartered in Canada with a base of operations in Europe, RepliCel has existing partnerships in the United States, Japan and China.

The Company’s cell therapy product pipeline is comprised of RCT-01 for tendon repair, RCS-01 for skin rejuvenation, and RCH-01 for hair restoration. All RepliCel’s cell therapy product candidates are based on RepliCel’s innovative technology, utilizing cell populations isolated from a patient’s healthy hair follicles.  RepliCel's three cell therapy products have now been tested in over 100 patients in four countries on three continents and successfully reviewed by three different regulatory agencies.

RepliCel has also developed a proprietary injection device, RCI-02, optimized for the administration of its products and licensable for use with other dermatology applications. Certain commercial rights for RCI-02 have been licensed to YOFOTO for Greater China and a limited-term exclusive distributorship to MainPointe for the United States.

The commercial rights for RCH-01 for most of Asia have been exclusively licensed to Shiseido Company. Though the legal status of this license is currently the subject of some disagreement between the parties, Shiseido continues to finance the development of the licensed product based on RepliCel’s technology in their territory.  The commercial rights for RCT-01 and RCS-01 have been exclusively licensed to YOFOTO (China) Health for Greater China. YOFOTO is also committed to financing the co-development of these products in their territory.

For more information, please visit www.replicel.com or contact:

For more information, please contact:
Lee Buckler, CEO and President
info@replicel.com

3 | Page